SEC Registration No. 333-107750

Filed pursuant to Rule 424(b)(3)

[THE FOLLOWING IS TEXT TO A STICKER TO BE ATTACHED TO THE FRONT COVER OF THE PROSPECTUS IN A MANNER THAT WILL NOT OBSCURE THE RISK FACTORS:

SUPPLEMENTAL INFORMATION – The Prospectus of Cornerstone Realty Fund, LLC consists of this sticker, the Prospectus dated November 1, 2004, Supplement No. 1 dated January 28, 2005, Supplement No. 2 dated February 11, 2005, Supplement No. 3 dated April 22, 2005 and Supplement No. 4 dated April 29, 2005. Supplement Nos. 1, 2 and 3 contain descriptions of the status of the offering, a property the fund has purchased, revisions to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and financial statements and pro forma financial information.  Supplement No. 3 contains an updated “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and updated financial statements.]

CORNERSTONE REALTY FUND, LLC

SUPPLEMENT NO. 4
DATED APRIL 29, 2005
TO THE PROSPECTUS DATED NOVEMBER 1, 2004
OF CORNERSTONE REALTY FUND, LLC

This Supplement No. 4 supplements, modifies or supersedes certain information contained in the prospectus of Cornerstone Realty Fund, LLC, dated November 1, 2004, and must be read in conjunction with such prospectus and Supplement No. 1 dated January 28, 2005, Supplement No. 2 dated February 11, 2005 and Supplement No. 3 dated April 22, 2005.

The purpose of this Supplement No. 4 is to include information relating to the acquisition of the Paramount Business Center located in Paramount, California.

We are not aware of any material factors relating to Paramount Business Center other than those discussed in this Supplement No. 4 that would cause the historical financial information presented in this Supplement to be not necessarily indicative of future results.

The following section regarding a property that acquired is inserted at the end of the “Real Property Investments” section of our prospectus.

Paramount Business Center

On April 28, 2005, we purchased an existing multi-tenant industrial park known as Paramount Business Center, a single-story two building property built in 1985 consisting of approximately 30,157 square feet of leasable space on approximately 1.66 acres of land in Paramount, California.  The acquisition price was $3,100,000 plus approximately $55,000 of closing costs (which are not fully determined at this time).  This equates to approximately $105 per square foot of leasable space.  The property is currently 100% leased to 10 tenants whose spaces range in size from approximately 1,988 square feet to 4,336 square feet.  Currently, there are no vacant spaces. We purchased this property for all cash, without debt financing.

The property’s historical occupancy rates and average effective annual rental per square foot for each of the last five years are as follows:

Year Ending December 31	Average Annual Occupancy (%)

2000	N/A
2001	98%
2002	98%
2003	100%
2004	100%

Five tenants occupy more than 10% of the rentable square footage of the park.  The following table sets forth certain information with respect to the leases of the five tenants with 10% or greater of the leasable square feet of the park.

Total Square Feet Leased	Expiration Date	Renewal Options	Current Annual Rent ($)	Base rent per sq.ft. per annum ($)
4,336	Dec. 31, 2007	N/A	35,336	8.15
3,608	June 30, 2008	N/A	28,200	7.82
3,608	Nov. 30, 2008	N/A	26,912	7.46
3,512	Dec. 31, 2006	N/A	26,058	7.42
3,758	Nov. 30, 2005	N/A	27,883	7.42

These tenants operate varying business, including service related businesses, warehouse storage and distribution and light assembly.

The following table sets forth lease expiration information for the next five years:

Year Ending Dec. 31	No of Leases Expiring	Approx. Amount of Expiring Leases (Sq. Feet)	Base Rent of Expiring Leases (Annual $)	Percent of Total Leasable Area Expiring (%)	Percent of Total Annual Base Rent Expiring (%)

2005	2	5,978	56,574	19.82	18.86
2006	3	8,480	81,815	28.12	27.27
2007	2	6,495	66,560	21.54	22.19
2008	3	9,204	95,051	30.52	31.68
2009	0	0	0	0.00	0.00
2010	0	0	0	0.00	0.00
2011	0	0	0	0.00	0.00
2012	0	0	0	0.00	0.00
2013	0	0	0	0.00	0.00
2014	0	0	0	0.00	0.00

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, physical condition, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and analyzed how the property compares to comparable properties in its market.  We believe that this property is well located, has good roadway access and will attract quality tenants.  This property will be subject to competition from similar multi-tenant industrial parks within its market area, and its economic performance could be affected by changes in local economic conditions.  We did not consider any other factors materially relevant to the decision to acquire this property.  In the opinion of management, this property is adequately covered by insurance.

For federal income tax purposes, the depreciable basis of the property is estimated at approximately $2,100,000, which is subject to final adjustment.  The depreciation expense will be calculated using the straight-line method, based upon an estimated useful life of 39 years for the building improvement costs and the related lease term for the tenant improvements.  Leasing commissions will be amortized over the initial term of the related leases.  The realty tax rate is 1.26% and the annual realty taxes are projected to be $32,587 for the initial year subsequent to the purchase.